Crescent Point Increases Quarterly Dividend, Provides Updated Return of Capital Framework and Releases Sustainability Report

July 6, 2022 Calgary, AB



Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce an increase to its quarterly dividend, an updated return of capital framework, the disposition of non-core assets, updated 2022 guidance and the release of its annual Sustainability Report.

KEY HIGHLIGHTS

- Achieved near-term net debt target earlier than anticipated, benefitting from proceeds of $300 million from asset dispositions.

- Increasing quarterly base dividend over 20 percent to $0.08 per share, representing an annualized dividend of $0.32 per share.

- Executed $150 million of planned share repurchases, representing 17.5 million shares, since December 2021.

- Updated framework targeting the return of up to 50 percent of discretionary excess cash flow, in addition to base dividends.

- Expect to return over $430 million to shareholders in the second half of 2022 based on US$100/bbl WTI.

- Introduced new targets to reduce scope 1 and 2 emissions intensity and freshwater use, further enhancing ESG practices.

"Through our continued execution and capital discipline we have achieved our near-term net debt target ahead of our expected timeline," said Craig Bryksa, President and CEO of Crescent Point. "This success has allowed us to further increase our base dividend and provide shareholders with an updated return of capital framework, with a target to return the majority of our excess cash flow to shareholders. Our business model remains centered around our key pillars of balance sheet strength and sustainability, which allows us to create long-term value for shareholders."

INCREASING RETURN OF CAPITAL

The Company's Board of Directors has approved and declared a third quarter 2022 base dividend increase to $0.08 per share to be paid on October 3, 2022 to shareholders of record on September 15, 2022. This equates to an annualized base dividend of $0.32 per share, representing an increase of over 20 percent from the prior level and marking Crescent Point's fourth dividend increase in less than one year. The Company's dividend policy and payout ratio are based on its framework which targets dividend sustainability at lower commodity prices, allows for flexibility in its capital allocation process and provides the potential to grow the base dividend over time.

Given continued improvement in Crescent Point's financial position and outlook, the Company is seeking to further increase its current return of capital offering. On a quarterly basis and beginning in third quarter 2022, Crescent Point will target the return of up to 50 percent of its discretionary excess cash flow to shareholders. Discretionary excess cash flow is calculated as excess cash flow less base dividends.

This additional return of capital will be provided to shareholders within the Company's updated framework that utilizes a combination of accretive share repurchases and special dividends. Given Crescent Point's current valuation relative to its intrinsic value at mid-cycle commodity prices, the Company initially plans to utilize a greater proportion of share repurchases within its return of capital framework. The Company successfully executed its previously announced planned share repurchases of approximately $150 million, repurchasing approximately 17.5 million shares since December 2021. Crescent Point has approval to repurchase, for cancellation, up to 10 percent of its public float under its normal course issuer bid ("NCIB"), which expires on March 8, 2023.

Crescent Point expects to generate over $1.4 billion of excess cash flow in 2022, of which approximately $775 million is expected to be realized during the second half of the year based on a WTI price of approximately US$100/bbl. The Company plans to return over $430 million of capital directly to shareholders, including its base dividend, based on current guidance and expectations for the second half of 2022, or approximately $865 million on an annualized basis. To supplement its return of capital offering to shareholders, Crescent Point also plans to further strengthen its balance sheet.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to the specified financial measures: excess cash flow, discretionary excess cash flow and net debt. Refer to the Specified Financial Measures and Forward-Looking Information sections in this press release for further information.

ASSET DISPOSITIONS AND 2022 GUIDANCE

Crescent Point has completed the disposition of its non-core Saskatchewan Viking assets ("Assets"), which were previously identified as disposition candidates, for total cash consideration of approximately $260 million, prior to closing adjustments.

The Assets included approximately 4,000 boe/d of production, comprised primarily of oil and liquids. Crescent Point considered these Assets to be non-core due to their limited scalability. These Assets also possessed a higher decline rate and emissions intensity profile in comparison to the Company's corporate average. During second quarter 2022, Crescent Point also completed the disposition of certain non-core East Shale Duvernay assets for approximately $40 million, which included approximately 1,000 boe/d of production (50 percent oil and liquids). Proceeds from these transactions have been directed toward the Company's balance sheet.

National Bank Financial Inc. acted as financial advisor and ATB Capital Markets Inc. acted as strategic advisor to the Company with respect to these transactions.

Crescent Point has updated its 2022 annual average production guidance to 130,000 to 134,000 boe/d to reflect the impact of the non-core asset dispositions. The Company's 2022 development capital expenditures guidance remains unchanged at $875 to $900 million, as minimal development capital was allocated to these assets for the remainder of the year.

As previously announced, Crescent Point's North Dakota operations were temporarily impacted by a severe storm that affected electricity distribution beginning late April 2022. The Company is pleased to report that operations returned to full capacity toward the end of May 2022, slightly earlier than anticipated. This unexpected downtime impacted annual average production by approximately 1,000 boe/d.

ANNUAL SUSTAINABILITY REPORT

"Our 2022 Sustainability Report demonstrates our strong execution over the past year and sets new performance targets to help us deliver on our purpose of 'Bringing Energy To Our World - The Right Way'," said Bryksa. "We ensure that accountability is aligned throughout the organization, including our compensation program. By embedding ESG perspectives throughout our business, we are better able to mitigate risks and capitalize on opportunities to ensure we are delivering safe, secure and responsibly developed energy to our world."

As part of its goal to reduce emissions, Crescent Point is targeting a further reduction of 38 percent in its scope 1 and 2 emissions intensity by 2030, relative to the Company's 2020 baseline. This achievement would result in a combined emissions intensity of 0.020 tCO_2e/boe. This target builds upon Crescent Point's recent achievement that reduced scope 1 emissions intensity by 50 percent at year-end 2021, well ahead of its expected timeframe.

The Company is also announcing two new water targets to build upon its existing strong water management performance, including a 50 percent reduction in surface freshwater use in southeast Saskatchewan by 2025. Crescent Point's environmental stewardship also includes a previously announced target to reduce its inactive well inventory by 30 percent by 2031.

Safety remains a top priority for the Company and through engagement with its employees and contractors, Crescent Point is pleased to report that it achieved a new six year low in Serious Incident Frequency ("SIF") in 2021.

Additional details on the Company's ESG performance, including its strong governance practices, diversity initiatives and significant community investment, and a full copy of the Sustainability Report can be found on Crescent Point's website at www.crescentpointenergy.com.

2022 GUIDANCE

The Company's guidance for 2022 is as follows:

	Prior	Revised
Total Annual Average Production (boe/d) [1]	133,000 – 137,000	130,000 – 134,000

Capital Expenditures		
Development capital expenditures ($ millions)	$875 - $900	$875 - $900
Capitalized G&A ($ millions)	$40	$40
Total ($ millions) [2]	$915 - $940	$915 - $940

Other Information for 2022 Guidance		
Reclamation activities ($ millions) [3]	$20	$20
Capital lease payments ($ millions)	$20	$20
Annual operating expenses ($/boe)	$13.75 - $14.25	$13.75 - $14.25
Royalties	13.5% - 14.0%	13.5% - 14.0%

1) Total annual average production (boe/d) is comprised of approximately 80% Oil, Condensate & NGLs and 20% Natural Gas

2) Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 85% drilling & development and 15% facilities & seismic

3) Reflects Crescent Point's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend	
Current quarterly base dividend per share	$0.08
Additional Return of Capital	
% of discretionary excess cash flow [1] [2]	50%

1) Discretionary excess cash flow is calculated as excess cash flow less base dividends

2) Additional return of capital % to begin in third quarter 2022. This % is part of a framework that targets to return up to 50% of discretionary excess cash flow to shareholders

Specified Financial Measures

Throughout this press release, the Company uses the terms "excess cash flow", "discretionary excess cash flow" and "net debt". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the period ended March 31, 2022, which sections are incorporated herein by reference, and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

The most directly comparable financial measure to excess cash flow disclosed in the Company's primary financial statements is cash flow from operating activities, which for the period ended March 31, 2022 was $426.1 million.

Excess cash flow forecasted for 2022 is a forward-looking non-GAAP measure and is calculated consistently with the measure disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the period ended March 31, 2022.

Discretionary excess cash flow is a historical non-GAAP financial measure and is defined as excess cash flow less base dividends. The most directly comparable financial measure to discretionary excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Discretionary excess cash flow is a key measure that assesses the funds available for reinvestment in the Company's business or for return of capital to shareholders beyond the base dividend.

Discretionary excess cash flow forecasted for 2022 is a forward-looking non-GAAP measure and is calculated consistently with the historical measure disclosed herein.

The following table reconciles cash flow from operating activities to discretionary excess cash flow:

($ millions)	Three months ended March 31		
	2022	2021 [1]	% Change
Cash flow from operating activities	**426.1**	303.7	40
Changes in non-cash working capital	**101.4**	(47.2)	(315)
Transaction costs	**0.1**	0.1	—
Decommissioning expenditures [2]	**6.4**	6.1	5
Adjusted funds flow from operations	**534.0**	262.7	103
Capital expenditures	**(226.8)**	(134.4)	69
Payments on lease liability	**(5.1)**	(5.1)	—
Decommissioning expenditures	**(6.4)**	(6.1)	5
Other items [3]	**(6.4)**	12.8	(150)
Excess cash flow	**289.3**	129.9	123
Dividends [4]	**0.2**	(1.3)	(115)
Discretionary excess cash flow	**289.5**	128.6	125

(1) Comparative period revised to reflect current period presentation.

(2) Excludes amounts received from government subsidy programs.

(3) Other items include, but are not limited to, unrealized gains and losses on equity derivative contracts and transaction costs. Other items exclude net acquisitions and dispositions.

(4) The March 31, 2022 dividend was accrued based on shares outstanding as of December 31, 2021. As a result of common shares purchased and cancelled under the NCIB during the first quarter of 2022, dividends declared to the shareholders was reduced by $0.2 million.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: dividend amounts, record dates, payment dates and annualized amounts; the return of capital framework including the return of up to 50 percent of discretionary excess cash flow, in addition to base dividends; expectations of returning over $430 million to shareholders in the second half of 2022 based on US$100/bbl WTI; targeting the return of a majority of the Company's excess cash flow to shareholders; the Company's business model creating long-term value for shareholders; the return of capital framework targeting dividend sustainability at lower commodity prices, allowing for flexibility in the capital allocation process and the potential for dividend growth over time; beginning third quarter 2022, a target to return up to 50 percent of the Company's discretionary excess cash flow to shareholders through a combination of accretive share repurchases and special dividends; the belief that the Company's common shares remain undervalued relative to intrinsic value, assuming mid-cycle commodity prices; at current strip commodity prices, Crescent Point expecting to generate over $1.4 billion of excess cash flow in 2022, of which approximately $775 million is expected to be realized during the second half of 2022 based on a WTI price of approximately US$100/bbl; plans to return over $430 million of capital directly to shareholders, including base dividend, based on current guidance and expectations for the second half of 2022, or approximately $865 million on an annualized basis; plans to supplement the return of capital offering to shareholders by further strengthening the balance sheet; goals to reduce emissions; targeted reduction of scope 1 and 2 greenhouse gas emissions intensity of 38 percent by 2030 relative to the Company's 2020 baseline, with combined emissions intensity of 0.020 tCO$_2$e/boe; new water targets, including a 50 percent reduction in surface freshwater use in southeast Saskatchewan by 2025; a target to reduce inactive well inventory by 30 percent by 2031; the Company's 2022 annual average production guidance of 130,000 to 134,000 boe/d; 2022 development capital expenditures guidance of $875 to $900 million; 2022 capitalized G&A of $40 million; total 2022 capital expenditures of $915 - $940 million; 2022 reclamation activities of $20 million, capital lease payments of $20 million, annual operating expenses of $13.75-$14.25/boe, and royalties of 13.5% to 14.0%; and return of capital outlook including a quarterly base divided per share of $0.08, and an additional return of capital of 50% of discretionary cash flow.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2021 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2021, and for the quarter ended March 31, 2022, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three months ended March 31, 2022, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures and social distancing measures mandated by public health authorities in response to COVID-19; uncertainty regarding the benefits and costs of the Acquisition; failure to complete the Acquisition; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; geopolitical conflict, including the Russian invasion of Ukraine; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general as a result of the COVID-19 pandemic; uncertainties associated with regulatory approvals; uncertainty of government policy changes; the impact of the implementation of the Canada-United States Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

The Company's return of capital framework is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil and condensate as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The annual aggregate production for 2021 for the Assets consisted of the following product types: 28% Light & Medium Crude Oil (bbl/d), 70% Tight Crude Oil (bbl/d) and 2% Conventional Natural Gas (mcf/d); and the annual aggregate production for 2021 for certain non-core East Shale Duvernay assets consisted of the following product types: 8% Tight Crude Oil (bbl/d), 43% NGLs (bbl/d) and 49% Shale Gas (mcf/d), as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.